Nexa Resources S.A. Condensed consolidated interim financial statements (Unaudited) at and for the three and six-month periods ended on June 30, 2023

Contents

Condensed consolidated interim financial statements

Condensed consolidated interim income statement	3
Condensed consolidated interim statement of comprehensive income	4
Condensed consolidated interim balance sheet	5
Condensed consolidated interim statement of cash flows	6
Condensed consolidated interim statement of changes in shareholders’ equity	8

Notes to the condensed consolidated interim financial statements

Nexa Resources S.A.

Condensed consolidated interim income statement

Unaudited

Periods ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

		Three-month period ended		Six-month period ended
	Note	2023	2022	2023	2022
Net revenues	4	626,704	829,434	1,294,022	1,551,570
Cost of sales	5	(565,024)	(556,329)	(1,132,837)	(1,081,109)
Gross profit		61,680	273,105	161,185	470,461

Operating expenses
Selling, general and administrative	5	(32,621)	(37,119)	(61,101)	(73,168)
Mineral exploration and project evaluation	5	(21,261)	(26,826)	(43,289)	(44,070)
Impairment loss of long-lived assets	16	(57,187)	-	(57,187)	-
Other income and expenses, net	6	(66,077)	30,442	(71,548)	9,537
		(177,146)	(33,503)	(233,125)	(107,701)
Operating (loss) income		(115,466)	239,602	(71,940)	362,760

Results from associates’ equity
Share in the results of associates		5,652	-	11,075	-

Net financial results	7
Financial income		6,700	8,435	12,317	12,143
Financial expenses		(59,363)	(40,329)	(105,778)	(83,728)
Other financial items, net		26,149	(42,340)	27,722	8,004
		(26,514)	(74,234)	(65,739)	(63,581)

(Loss) income before income tax		(136,328)	165,368	(126,604)	299,179

Income tax benefit (expense)	8 (a)	33,544	(41,848)	8,410	(101,481)

Net (loss) income for the period		(102,784)	123,520	(118,194)	197,698
Attributable to NEXA's shareholders		(102,486)	109,002	(122,214)	172,014
Attributable to non-controlling interests		(298)	14,518	4,020	25,684
Net (loss) income for the period		(102,784)	123,520	(118,194)	197,698
Weighted average number of outstanding shares – in thousands		132,439	132,439	132,439	132,439
Basic and diluted (losses) earnings per share – USD		(0.77)	0.82	(0.92)	1.30

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3 of 27

Nexa Resources S.A.

Condensed consolidated interim statement of comprehensive income

Unaudited

Periods ended on June 30

All amounts in thousands of US dollars, unless otherwise stated

		Three-month period ended		Six-month period ended
	Note	2023	2022	2023	2022
Net (loss) income for the period		(102,784)	123,520	(118,194)	197,698

Other comprehensive income (loss), net of income tax - items that can be reclassified to the income statement
Cash flow hedge accounting	10 (c)	66	(6,156)	909	(5,078)
Deferred income tax		(97)	3,844	(785)	3,262
Translation adjustment of foreign subsidiaries		57,942	(109,403)	87,862	56,025
		57,911	(111,715)	87,986	54,209

Other comprehensive income (loss), net of income tax - items that will not be reclassified to the income statement
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	14 (b)	(436)	3,020	70	2,533
Deferred income tax		149	(1,027)	(24)	(862)
Changes in fair value of investments in equity instruments		702	(2,324)	970	(2,132)
		415	(331)	1,016	(461)
Other comprehensive income (loss) for the period net of income tax		58,326	(112,046)	89,002	53,748

Total comprehensive (loss) income for the period		(44,458)	11,474	(29,192)	251,446
Attributable to NEXA’s shareholders		(48,362)	564	(38,435)	221,759
Attributable to non-controlling interests		3,904	10,910	9,243	29,687
Total comprehensive (loss) income for the period		(44,458)	11,474	(29,192)	251,446

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4 of 27

Nexa Resources S.A.

Condensed consolidated interim balance sheet

All amounts in thousands of US Dollars, unless otherwise stated

		Unaudited	Audited
Assets	Note	June 30, 2023	December 31, 2022
Current assets
Cash and cash equivalents		400,708	497,826
Financial investments		20,771	18,062
Other financial instruments	10 (a)	17,650	7,380
Trade accounts receivables		131,936	223,740
Inventory	11	375,103	395,197
Recoverable income tax		14,165	2,455
Other assets		102,510	75,486
		1,062,843	1,220,146
Non-current assets
Investments in equity instruments		8,085	7,115
Other financial instruments	10 (a)	6,306	63
Deferred income tax	8 (b)	202,211	166,983
Recoverable income tax		6,175	4,914
Other assets		148,515	134,474
Investments in associates		32,390	38,990
Property, plant and equipment	12	2,370,966	2,295,275
Intangible assets	13	987,606	1,016,927
Right-of-use assets		5,509	6,895
		3,767,763	3,671,636

Total assets		4,830,606	4,891,782

Liabilities and shareholders’ equity
Current liabilities
Loans and financings	14 (a)	53,261	50,840
Lease liabilities		2,230	3,661
Other financial instruments	10 (a)	20,791	11,435
Trade payables		311,603	413,856
Confirming payables		240,557	216,392
Dividends payable		8,269	7,922
Asset retirement and environmental obligations	15	30,834	23,646
Provisions		46,924	-
Contractual obligations		26,058	26,188
Salaries and payroll charges		55,031	79,078
Tax liabilities		12,988	40,610
Other liabilities		28,206	25,136
		836,752	898,764
Non-current liabilities
Loans and financings	14 (a)	1,627,590	1,618,419
Lease liabilities		863	1,360
Other financial instruments	10 (a)	35,188	20,416
Asset retirement and environmental obligations	15	258,632	242,673
Provisions		83,235	43,897
Deferred income tax	8 (b)	185,442	199,499
Contractual obligations		93,330	105,972
Other liabilities		53,512	50,528
		2,337,792	2,282,764

Total liabilities		3,174,544	3,181,528

Shareholders’ equity
Attributable to NEXA’s shareholders		1,378,810	1,442,245
Attributable to non-controlling interests		277,252	268,009
		1,656,062	1,710,254
Total liabilities and shareholders’ equity		4,830,606	4,891,782

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5 of 27

Nexa Resources S.A.

Condensed consolidated interim statement of cash flows

Unaudited

Periods ended on June 30

All amounts in thousands of US Dollars, unless otherwise stated

		Three-month period ended		Six-month period ended
	Note	2023	2022	2023	2022
Cash flows from operating activities
(Loss) income before income tax		(136,328)	165,368	(126,604)	299,179
Depreciation and amortization	5	71,745	74,374	143,425	140,266
Impairment loss of long-lived assets	5	57,187	-	57,187	-
Share in the results of associates		(5,652)	-	(11,075)	-
Interest and foreign exchange effects		30,839	57,067	66,494	62,599
Gain (loss) on sale of property, plant and equipment	6	1,023	(104)	1,287	(20)
Changes in accruals		(6,561)	(2,136)	(12,368)	6,607
Provisions – VAT discussions	1 (b)	70,641	-	70,641	-
Changes in fair value of loans and financings	14 (b)	277	186	215	619
Changes in fair value of derivative financial instruments	10 (c)	(13,849)	(17,234)	(17,428)	(16,918)
Changes in fair value of offtake agreement	10 (d)	(13,403)	(28,220)	(15)	(8,793)
Contractual obligations		(4,737)	(8,000)	(14,913)	(15,670)
Decrease (increase) in assets
Trade accounts receivables		41,658	(13,525)	100,216	42,384
Inventory		64,866	(60,092)	60,180	(165,557)
Other financial instruments		17,827	6,719	15,994	(1,778)
Other assets		(32,127)	1,608	(47,546)	2,144
Increase (decrease) in liabilities
Trade payables		(55,336)	37,954	(141,353)	(68,050)
Confirming payables		37,060	14,456	23,418	64,458
Other liabilities		9,370	(9,930)	(32,095)	(52,852)
Cash provided by operating activities		134,500	218,491	135,660	288,618

Interest paid on loans and financings	14 (b)	(27,263)	(28,413)	(59,048)	(59,152)
Interest paid on lease liabilities		(120)	(357)	(135)	(416)
Premium paid on bonds repurchase		-	-	-	(3,277)
Income tax paid		(12,428)	(20,434)	(37,457)	(79,066)
Net cash provided by in operating activities		94,689	169,287	39,020	146,707

Cash flows from investing activities
Additions of property, plant and equipment		(59,991)	(98,486)	(116,505)	(181,759)
Additions of intangible assets		(85)	-	(85)	(194)
Net sales (purchases) additions of financial investments		(4,928)	(3,231)	4,514	(1,225)
Proceeds from the sale of property, plant and equipment		365	183	365	395
Investments in equity instruments		-	(7,000)	-	(7,000)
Dividends received	1 (c)	6,533	-	6,533	-
Net cash used in investing activities		(58,106)	(108,534)	(105,178)	(189,783)

Cash flows from financing activities
New loans and financings	14 (b)	-	-	-	90,000
Payments of loans and financings	14 (b)	(7,228)	(5,009)	(12,829)	(9,748)
Bonds repurchase	14 (b)	-	-	-	(128,470)
Payments of lease liabilities		(1,071)	(1,867)	(2,013)	(3,851)
Dividends paid		-	(8,930)	-	(52,804)
Payments of share premium	1 (a)	-	-	(25,000)	(6,126)
Net cash used in financing activities		(8,299)	(15,806)	(39,842)	(110,999)

Foreign exchange effects on cash and cash equivalents		6,142	(16,111)	8,882	15,286

Increase (decrease) in cash and cash equivalents		34,426	28,836	(97,118)	(138,789)
Cash and cash equivalents at the beginning of the period		366,282	576,192	497,826	743,817
Cash and cash equivalents at the end of the period		400,708	605,028	400,708	605,028

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Condensed consolidated interim statement of cash flows

Unaudited

Periods ended on June 30

All amounts in thousands of US Dollars, unless otherwise stated

Non-cash investing and financing transactions
Additions to right-of-use assets	-	(1,561)	-	(2,018)
Additions to intangible assets related to offtake agreement	-	(46,100)	-	(46,100)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholder’s equity

Unaudited

For the three-month periods ended on June 30

All amounts in thousands of US Dollars, unless otherwise stated

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At March 31, 2022	132,438	1,037,629	1,245,418	(727,170)	(130,847)	1,557,468	276,784	1,834,252
Net income for the period	-	-	-	109,002	-	109,002	14,518	123,520
Other comprehensive loss for the period	-	-	-	-	(108,438)	(108,438)	(3,608)	(112,046)
Total comprehensive income (loss) for the period	-	-	-	109,002	(108,438)	564	10,910	11,474
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(14,951)	(14,951)
Total distributions to shareholders	-	-	-	-	-	-	(14,951)	(14,951)
At June 30, 2022	132,438	1,037,629	1,245,418	(618,168)	(239,285)	1,558,032	272,743	1,830,775

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At March 31, 2023	132,438	1,012,629	1,245,418	(760,809)	(202,504)	1,427,172	273,348	1,700,520
Net loss for the period	-	-	-	(102,486)	-	(102,486)	(298)	(102,784)
Other comprehensive income for the period	-	-	-	-	54,124	54,124	4,202	58,326
Total comprehensive (loss) income for the period	-	-	-	(102,486)	54,124	(48,362)	3,904	(44,458)
At June 30, 2023	132,438	1,012,629	1,245,418	(863,295)	(148,380)	1,378,810	277,252	1,656,062

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholder’s equity

Unaudited

For the three-month periods ended on June 30

All amounts in thousands of US Dollars, unless otherwise stated

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2022	132,438	1,043,755	1,245,418	(746,308)	(289,030)	1,386,273	258,007	1,644,280
Net income for the period	-	-	-	172,014	-	172,014	25,684	197,698
Other comprehensive income for the period	-	-	-	-	49,745	49,745	4,003	53,748
Total comprehensive income for the period	-	-	-	172,014	49,745	221,759	29,687	251,446
Dividends distribution to NEXA's shareholders - USD 0.33 per share	-	-	-	(43,874)	-	(43,874)	-	(43,874)
Share premium distribution to NEXA's shareholders - USD 0.05 per share	-	(6,126)	-	-	-	(6,126)	-	(6,126)
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(14,951)	(14,951)
Total distributions to shareholders	-	(6,126)	-	(43,874)	-	(50,000)	(14,951)	(64,951)
At June 30, 2022	132,438	1,037,629	1,245,418	(618,168)	(239,285)	1,558,032	272,743	1,830,775

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2023	132,438	1,037,629	1,245,418	(741,081)	(232,159)	1,442,245	268,009	1,710,254
Net (loss) income for the period	-	-	-	(122,214)	-	(122,214)	4,020	(118,194)
Other comprehensive income for the period	-	-	-	-	83,779	83,779	5,223	89,002
Total comprehensive (loss) income for the period	-	-	-	(122,214)	83,779	(38,435)	9,243	(29,192)
Share premium distribution to NEXA's shareholders - USD 0.19 per share	-	(25,000)	-	-	-	(25,000)	-	(25,000)
Total distributions to shareholders	-	(25,000)	-	-	-	(25,000)	-	(25,000)
At June 30, 2023	132,438	1,012,629	1,245,418	(863,295)	(148,380)	1,378,810	277,252	1,656,062

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

1	General information

Nexa Resources S.A. (“NEXA”) is a public limited liability company (société anonyme) incorporated and domiciled in the Grand Duchy of Luxembourg. Its shares are publicly traded on the New York Stock Exchange (“NYSE”).

The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) have operations that include large-scale, mechanized underground and open pit mines and smelters. The Company owns and operates three polymetallic mines in Peru, and two polymetallic mines in Brazil and is currently progressing with the ramp-up of its third polymetallic mine in Aripuanã, Brazil. The Company also owns and operates a zinc smelter in Peru and two zinc smelters in Brazil.

NEXA’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.68% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement, and energy companies, among others.

Main events for the six-month periods ended on June 30, 2023

(a)	Cash distribution

On February 15, 2023, the Company’s Board of Directors approved, subject to ratification by the Company’s shareholders at the 2024 annual shareholders’ meeting in accordance with Luxembourg laws, a cash distribution to the Company’s shareholders of approximately USD 25,000, which was paid on March 24, 2023, as share premium (special cash dividend).

(b)	Contingent Liabilities and Provisions – VAT discussions

Nexa is continuing to cooperate with the investigation by the Fiscal Office of the State of Minas Gerais and the Public Ministry of Minas Gerais (the “MG Authorities”) of commercial and value added tax (VAT) related practices of certain of Nexa’s former customers, as well as Nexa’s relationship with such former customers, that Nexa previously reported could result in liabilities for all parties involved in the commercial relationship.

Nexa is engaged in discussions with the MG Authorities, whereby, under a potential resolution, without admitting primary responsibility for the resolved claims, Nexa may voluntarily make certain tax payments on behalf of certain customers that allegedly failed to properly make their tax payments, as well as a contribution to the State of Minas Gerais including to support its ESG-related efforts. Based on the status of the discussions, in the second quarter of fiscal 2023 Nexa recognized a provision of approximately USD 70,641, comprised of a net provision of USD 63,173 recorded in “Other Income and Expenses, net” related to the potential resolution and USD 7,468 recorded in “Financial Expenses” related to the potential interest to be charged in connection with its former customers’ VAT-related practices.

It is estimated that Nexa will use accumulated tax credits to pay approximately one-half of the tax-related portion of the resolution and pay the remaining portion of the payment and the contribution to the State of Minas Gerais in cash in a series of monthly installments over a period of approximately three years. Nexa reserves the legal right to recover from certain customers the amounts that it will pay on behalf of those customers in connection with any resolution.

10 of 27

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

In addition to the potential resolution under discussion in respect of which a provision has been made, there are certain other related ongoing investigations that may result in additional liabilities for Nexa, which are expected to be less than the potential resolution currently under discussion. The final resolution of all of these matters involving tax payments, contributions to the State of Minas Gerais and interest are expected to have a material impact on the Company’s business, results of operations and financial condition.

(c)	Associates’ dividend distribution

On May 15, 2023, Enercan’s Board of Directors approved an additional dividend distribution to its shareholders related to the 2022 fiscal year and the Company’s subsidiary Pollarix S.A. (“Pollarix”) will be entitled to receive USD 15,859 (BRL 76,430). During the three-month period ended on June 30, 2023, Pollarix received in cash the amount of USD 6,533 (BRL 32,370) from the outstanding amount of the dividend’s distribution.

2	Information by business segment

The presentation of segments results and reconciliation to income before income tax in the consolidated income statement is as follows:

				Three-month period ended
					2023
	Mining	Smelting	Intersegment sales	Adjustments (i)	Consolidated
Net revenues	268,239	465,094	(108,541)	1,912	626,704
Cost of sales	(255,630)	(415,116)	108,541	(2,819)	(565,024)
Gross profit	12,609	49,978	-	(907)	61,680

Selling, general and administrative	(14,281)	(15,659)	-	(2,681)	(32,621)
Mineral exploration and project evaluation	(19,084)	(2,177)	-	-	(21,261)
Impairment loss of long-lived assets	(57,187)	-	-	-	(57,187)
Other income and expenses, net	(37,914)	(32,576)	-	4,413	(66,077)
Operating (loss) income	(115,857)	(434)	-	825	(115,466)

Depreciation and amortization	52,813	18,820	-	112	71,745
Miscellaneous adjustments	82,995	32,245	-	-	115,240
Adjusted EBITDA	19,951	50,631	-	937	71,519

Changes in fair value of offtake agreement – note 10 (d)					13,403
Impairment loss of long-lived assets – note 16					(57,187)
Aripuaña ramp-up impacts (ii)					3,819
Loss on sale of property, plant and equipment					(1,023)
Remeasurement in estimates of asset retirement obligations					(1,378)
Energy forward contracts – MTM (iii)					(9,701)
Provisions – VAT discussions (iv)					(63,173)
Miscellaneous adjustments					(115,240)

Depreciation and amortization					(71,745)
Share in result of associate					5,652
Net financial results					(26,514)
Loss before income tax					(136,328)

11 of 27

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

			Three-month period ended
					2022
	Mining	Smelting	Intersegment sales	Adjustments (i)	Consolidated
Net revenues	369,571	683,368	(207,239)	(16,266)	829,434
Cost of sales	(215,640)	(566,496)	207,239	18,568	(556,329)
Gross profit	153,931	116,872	-	2,302	273,105

Selling, general and administrative	(16,740)	(15,063)	-	(5,316)	(37,119)
Mineral exploration and project Development	(24,107)	(2,719)	-	-	(26,826)
Other income and expenses, net	8,996	19,625	-	1,821	30,442
Operating income	122,080	118,715	-	(1,193)	239,602
Depreciation and amortization	51,224	21,766	-	1,384	74,374
Miscellaneous adjustments	(11,355)	(235)	-	-	(11,590)
Adjusted EBITDA	161,949	140,246	-	191	302,386
Changes in fair value of offtake agreement – note 10 (d)					28,220
Aripuaña ramp-up impacts (ii)					(18,939)
Loss on sale of property, plant and equipment					104
Remeasurement in estimates of asset retirement obligations					2,205
Miscellaneous adjustments					11,590

Depreciation and amortization					(74,374)
Net financial results					(74,234)
Income before income tax					165,368

				Six-month period ended
					2023
	Mining	Smelting	Intersegment sales	Adjustments (i)	Consolidated
Net revenues	535,958	1,008,435	(246,662)	(3,709)	1,294,022
Cost of sales	(499,092)	(883,656)	246,662	3,249	(1,132,837)
Gross profit	36,866	124,779	-	(460)	161,185

Selling, general and administrative	(29,041)	(30,793)	-	(1,267)	(61,101)
Mineral exploration and project evaluation	(38,940)	(4,349)	-	-	(43,289)
Impairment loss of long-lived assets	(57,187)	-	-	-	(57,187)
Other income and expenses, net	(56,417)	(19,686)	-	4,555	(71,548)
Operating (loss) income	(144,719)	69,951	-	2,828	(71,940)

Depreciation and amortization	105,475	37,512	-	438	143,425
Miscellaneous adjustments	100,704	32,330	-	-	133,034
Adjusted EBITDA	61,460	139,793	-	3,266	204,519

Changes in fair value of offtake agreement – note 10 (d)					14
Impairment loss of long-lived assets – note 16					(57,187)
Aripuaña ramp-up impacts (ii)					(1,837)
Loss on sale of property, plant and equipment					(1,287)
Remeasurement in estimates of asset retirement obligations					137
Energy forward contracts – MTM (iii)					(9,701)
Provisions – VAT discussions (iv)					(63,173)
Miscellaneous adjustments					(133,034)

Depreciation and amortization					(143,425)
Share in result of associate					11,075
Net financial results					(65,739)
Loss before income tax					(126,604)

12 of 27

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

				Six-month period ended
					2022
	Mining	Smelting	Intersegment sales	Adjustments (i)	Consolidated
Net revenues	691,523	1,245,095	(394,288)	9,240	1,551,570
Cost of sales	(408,896)	(1,069,355)	394,288	2,854	(1,081,109)
Gross profit	282,627	175,740	-	12,094	470,461

Selling, general and administrative	(31,888)	(30,037)	-	(11,243)	(73,168)
Mineral exploration and project Development	(40,041)	(4,029)	-	-	(44,070)
Other income and expenses, net	(25,420)	39,767	-	(4,810)	9,537
Operating income	185,278	181,441	-	(3,959)	362,760
Depreciation and amortization	96,091	41,440	-	2,735	140,266
Miscellaneous adjustments	16,769	(686)	-	-	16,083
Adjusted EBITDA	298,138	222,195	-	(1,224)	519,109
Change in fair value of offtake agreement – note 10 (d)					8,793
Aripuaña pre-operating expenses and ramp-up impacts (ii)					(28,638)
Loss on sale of property, plant and equipment					20
Remeasurement in estimates of asset retirement obligations					3,742
Miscellaneous adjustments					(16,083)

Depreciation and amortization					(140,266)
Net financial results					(63,581)
Income before income tax					299,179

(i) The internal information used for making decisions is prepared using International Financial Reporting Standards (“IFRS”) based on accounting measurements and management reclassifications between income statement lines items, which are reconciled to the consolidated financial statements in the column “Adjustments”, as shown in the tables above. These adjustments include reclassifications of certain overhead costs and revenues from Other income and expenses, net to Net Revenues, Cost of sales and/or Selling, general and administrative expenses. It also includes the results not allocated in any segment related with small subsidiaries that are not material to measure the segments performance.

(ii) For the six-month period ended on June 30, 2023, adjusted EBITDA excludes the effect of idle capacity costs of Aripuanã mine and plant of USD 27,645 incurred during its ramp up period, and excludes the net reversal of the net realizable value provision of Aripuanã’s inventory of USD 25,808 (income) recorded in the prior period (excluding the depreciation portion in both amounts). Management understands that given Aripuanã’s current post-commissioning and ramp-up phase status, its related expenses are not indicative of the Company’s normal operating activities. Although, once Aripuanã operation is stabilized and operational at its normal capacity, such effects will no longer be excluded.

(iii) The Company registered a USD 9,701 loss related to the mark-to-market (“MtM”) fair value of the energy surplus derived from purchase and sale contracts of NEXA’s subsidiary Pollarix. This way of presenting Adjusted EBITDA, without the effects of the MtM has the objective of having the results of current operations without including the future effects of negotiations already done, as well as the effect of market price variations on the long or short directional position.

(iv) This provision is adjusted from the Company’s Adjusted EBITDA, considering that is related to a potential resolution related to VAT´s discussions mentioned in note 1(b), in which Nexa may voluntarily make certain tax payments on behalf of certain customers that allegedly failed to properly make their tax payments. Based on that, these tax payments are not direct related to Nexa´s operation, then they are not indicative of the Company’s normal operating activities and should be adjusted from the EBITDA.

13 of 27

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

3	Basis of preparation of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements as at and for the three and six-month periods ended on June 30, 2023 have been prepared in accordance with the International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting principles consistent with the IFRS as issued by the International Accounting Standards Board (“IASB”).

The Company made a voluntary election to present, as a supplementary information, the condensed consolidated interim statement of cash flows for the three-month periods ended on June 30, 2023 and 2022. The Company is also presenting a condensed consolidated interim statement of changes in shareholders’ equity for the three-month periods ended on June 30, 2023 and 2022 in accordance with SEC Final Rule Release No. 33-10532, Disclosure Update and Simplification.

These condensed consolidated interim financial statements do not include all disclosures required by IFRS for annual consolidated financial statements and accordingly, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended on December 31, 2022 prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements have been prepared on the basis of, and using the accounting policies, methods of computation and presentation consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2022.

The preparation of these condensed consolidated interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Such estimates and assumptions mainly affect the carrying amounts of the Company’s goodwill, contractual obligations, non-current assets, indefinite-lived intangible assets, inventory, deferred income taxes, and the allowance for doubtful accounts. These critical accounting estimates and assumptions represent approximations that are uncertain and changes in those estimates and assumptions could materially impact the Company’s condensed consolidated interim financial statements.

The critical judgments, estimates and assumptions in the application of accounting principles during the three and six-month periods ended on June 30, 2023 are the same as those disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2022.

These condensed consolidated interim financial statements for the three and six-month periods ended on June 30, 2023 were approved on July 27, 2023 to be issued in accordance with a resolution of the Board of Directors.

14 of 27

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

4	Net revenues
	Three-month period ended		Six-month period ended
	2023	2022	2023	2022
Gross billing	698,136	963,587	1,431,315	1,794,448
Billing from products (i)	672,259	937,137	1,374,261	1,741,675
Billing from freight, insurance services and others	25,877	26,450	57,054	52,773
Taxes on sales	(70,870)	(132,741)	(136,335)	(240,105)
Return of products sales	(562)	(1,412)	(958)	(2,773)
Net revenues	626,704	829,434	1,294,022	1,551,570

(i) Billing from products decreased in the three-month period ended on June 30, 2023, compared with that of the same period of 2022 mainly due to the lower metal prices and the lower volumes in the Company´s smelting segment. The decrease in the six-month period ended on June 30, 2023 is mainly because of the lower metal prices.

5	Expenses by nature

			Three-month period ended
				June 30, 2023
	Cost of sales (i)/(ii)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(344,690)	-	-	(344,690)
Third-party services	(96,019)	(5,648)	(14,298)	(115,965)
Depreciation and amortization	(71,072)	(669)	(4)	(71,745)
Employee benefit expenses	(49,036)	(11,150)	(2,924)	(63,110)
Other expenses	(4,207)	(15,154)	(4,035)	(23,396)
	(565,024)	(32,621)	(21,261)	(618,906)

			Six-month period ended
				June 30, 2023
	Cost of sales (i)/(ii)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(676,475)	-	-	(676,475)
Third-party services	(208,842)	(5,917)	(30,597)	(245,356)
Depreciation and amortization	(142,042)	(1,373)	(10)	(143,425)
Employee benefit expenses	(98,927)	(25,617)	(6,164)	(130,708)
Other expenses	(6,551)	(28,194)	(6,518)	(41,263)
	(1,132,837)	(61,101)	(43,289)	(1,237,227)

			Three-month period ended
				June 30, 2022
	Cost of sales	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(371,762)	-	-	(371,762)
Third-party services	(60,763)	(5,987)	(17,397)	(84,147)
Depreciation and amortization	(73,067)	(1,296)	(11)	(74,374)
Employee benefit expenses	(47,258)	(16,709)	(5,248)	(69,215)
Other expenses	(3,479)	(13,127)	(4,170)	(20,776)
	(556,329)	(37,119)	(26,826)	(620,274)

15 of 27

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

			Six-month period ended
				June 30, 2022
	Cost of sales	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(718,024)	-	-	(718,024)
Third-party services	(129,204)	(12,631)	(29,170)	(171,005)
Depreciation and amortization	(137,579)	(2,671)	(16)	(140,266)
Employee benefit expenses	(89,111)	(33,365)	(8,384)	(130,860)
Other expenses	(7,191)	(24,501)	(6,500)	(38,192)
	(1,081,109)	(73,168)	(44,070)	(1,198,347)

(i) In the six-month period ended on June 30, 2023, the Company recognized USD 7,218 in Cost of sales related to idle-capacity costs: (i) USD 6,191 recognized in the first quarter in Cerro Lindo, due to the suspension of the mine for almost two weeks caused by unusually heavy rainfall levels and overflowing rivers originated by cyclone Yaku; and, (ii) USD 1,027 recognized in June in Atacocha, due to the Unit’s temporary suspension caused by illegal protest activities undertaken by communities.

(ii) Cost of sales includes a reversal of USD 33,278 (including depreciation of USD 7,471) related to the adjustment in the provision of Aripuanã’s inventory to its net realizable value, for both its ore stockpile and its produced concentrates, as explained in note 11. This amount also includes USD 39,488 (including depreciation of USD 11,843) related to the idleness of the Aripuanã mine and plant capacity during the ramp-up phase.

6	Other income and expenses, net
	Three-month period ended		Six-month period ended
	2023	2022	2023	2022
ICMS tax incentives (i)	8,193	22,693	17,228	39,928
Changes in fair value of offtake agreement - note 10 (d)	13,404	28,220	15	8,793
Changes in fair value of derivative financial instruments – note 10 (c)	(760)	(2,995)	(1,030)	(335)
(Loss) gain on sale of property, plant and equipment	(1,023)	104	(1,287)	20
Changes in asset retirement and environmental obligations - note 15 (ii)	(540)	4,673	(703)	5,715
Slow moving and obsolete inventory	(2,837)	(877)	(334)	(4,378)
Provisions – VAT discussions - note 1 (b)	(63,173)	-	(63,173)	-
Provision of legal claims	(6,575)	(2,257)	(11,333)	(6,364)
Contribution to communities	(2,899)	(4,226)	(3,263)	(5,384)
Pre-operating expenses related to Aripuanã (ii)	-	(18,939)	-	(28,638)
Energy forward contracts – MTM – Note 10 (d)	(9,701)	-	(9,701)	-
Others	(166)	4,046	2,033	180
	(66,077)	30,442	(71,548)	9,537

(i) Since December 2021, the Company adhered to a Brazilian Law that states that government grants of the “Imposto sobre circulação de mercadorias e serviços” (“ICMS”) tax incentives are considered investment subsidies and should be excluded from taxable income for the purpose of calculating the Corporate Income Tax and the Social Contribution on Net Income tax.

(ii) In the six-month period ended on June 30, 2022, the main amounts were related to the idleness of the Aripuanã mine and plant relative to its nominal capacity, which were recorded in this account until Aripuanã started to generate revenues in November 2022, when the idleness amounts started to be recorded as Cost of sales.

16 of 27

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

7	Net financial results
	Three-month period ended		Six-month period ended
	2023	2022	2023	2022
Financial income
Interest income on financial investments and cash equivalents	3,135	4,981	6,165	7,114
Interest on tax credits	115	261	195	627
Other financial income	3,450	3,193	5,957	4,402
	6,700	8,435	12,317	12,143

Financial expenses
Interest on loans and financings	(29,920)	(22,851)	(59,332)	(47,817)
Premium paid on bonds repurchase	-	-	-	(3,277)
Interest accrual on asset retirement and environmental obligations - note 15	(6,628)	(6,618)	(12,882)	(11,231)
Interest on other liabilities	(1,303)	(2,019)	(3,746)	(4,596)
Interest on contractual obligations	(1,037)	(1,191)	(2,141)	(2,437)
Interest on lease liabilities	(51)	(166)	(166)	(386)
Interest on Provisions – VAT discussions	(7,468)	-	(7,468)	-
Interest on Factoring operations	(4,290)	(3,960)	(7,871)	(4,270)
Other financial expenses	(8,666)	(3,524)	(12,172)	(9,714)
	(59,363)	(40,329)	(105,778)	(83,728)

Other financial items, net
Changes in fair value of loans and financings – note 14 (b)	(277)	(186)	(215)	(619)
Changes in fair value of derivative financial instruments – note 10 (c)	(386)	394	(212)	816
Foreign exchange gain (loss) (i)	26,812	(42,548)	28,149	7,807
	26,149	(42,340)	27,722	8,004
Net financial results	(26,514)	(74,234)	(65,739)	(63,581)

(i) The amounts for the three-month period ended on June 30, 2023, and 2022 include USD 13,080 and USD (9,822), respectively, which are related to the outstanding USD denominated intercompany debt of NEXA BR with NEXA and accounts payables of NEXA BR with related parties. The exchange variation of NEXA BR’s loans and account payables with its related parties are not eliminated in the consolidation process and both transactions were impacted by the volatility of the Brazilian Real (“BRL”), which appreciated against the USD during the second quarter of 2023 (in 2022 BRL had a higher appreciation than in 2023).

8	Current and deferred income tax
(a)	Reconciliation of income tax expense
	Three-month period ended		Six-month period ended
	2023	2022	2023	2022
(Loss) income before income tax	(136,326)	165,368	(126,602)	299,179
Statutory income tax rate	24.94%	24.94%	24.94%	24.94%

Income tax benefit (expense) at statutory rate	34,000	(41,243)	31,575	(74,615)
ICMS tax incentives permanent difference	2,786	7,715	5,858	13,575
Tax effects of translation of non-monetary assets/liabilities to functional currency	6,457	3,654	9,864	5,258
Special mining levy and special mining tax	(1,059)	(5,643)	(2,372)	(10,790)
Difference in tax rate of subsidiaries outside Luxembourg	19,525	(3,602)	18,624	(15,576)
Provisions - VAT discussions – note 1 (b)/(i)	(24,018)	-	(24,018)	-
Unrecognized deferred tax on net operating losses	(7,534)	744	(29,050)	(13,785)
Other permanent tax differences	3,387	(3,473)	(2,071)	(5,548)
Income tax benefit (expense)	33,544	(41,848)	8,410	(101,481)

Current	(12,044)	(68,647)	(33,457)	(111,871)
Deferred	45,588	26,799	41,867	10,390
Income tax benefit (expense)	33,544	(41,848)	8,410	(101,481)

17 of 27

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

(i) In relation to the provision explained in note 1 (b), the Company treated this expense as non-deductible and, consequently, did not book a deferred tax asset.

(b)	Effects of deferred tax on income statement and other comprehensive income
	June 30, 2023	June 30, 2022
Balance at the beginning of the period	(32,516)	(40,378)
Effect on loss for the period	41,867	10,390
Effect on other comprehensive loss – Fair value adjustment	(809)	2,400
Effect on other comprehensive income – Translation effect included in cumulative translation adjustment	9,872	7,109
Uncertain income tax treatments	(1,645)	-
Balance at the end of the period	16,769	(20,479)

(c)	Summary of uncertain tax positions on income tax

There are discussions and ongoing disputes with tax authorities related to uncertain tax positions adopted by the Company in the calculation of its income tax, and for which management, supported by its legal counsel, concluded that the risk of loss is not more likely to occur, and it is not probable that an outflow of resources will be required. In such cases, a provision is not recognized. As of June 30, 2023, the main legal proceedings are related to: (i) the interpretation of the application of Cerro Lindo´s stability agreement; and (ii) the carryforward calculation of net operating losses. The estimated amount of these contingent liabilities on June 30, 2023, is USD 389,191 (December 31, 2022, of USD 349,322), and the increase is mainly related to the change of the risk evaluation from remote to possible of some expenses deductions, in view of the evaluation made by internal and external advisors.

9	Financial instruments
(a)	Breakdown by category

The Company’s financial assets and liabilities are classified as follows:

					June 30, 2023
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Cash and cash equivalents		400,708	-	-	400,708
Financial investments		20,771	-	-	20,771
Other financial instruments	10 (a)	-	23,956	-	23,956
Trade accounts receivables		43,623	88,313	-	131,936
Investments in equity instruments		-	-	8,085	8,085
Related parties (i)		2	-	-	2
		465,104	112,269	8,085	585,458

18 of 27

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

					June 30, 2023
Liabilities per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Loans and financings	14 (a)	1,590,224	90,627	-	1,680,851
Lease liabilities		3,093	-	-	3,093
Other financial instruments	10 (a)	-	55,979	-	55,979
Trade payables		311,603	-	-	311,603
Confirming payables		240,557	-	-	240,557
Use of public assets (ii)		23,176	-	-	23,176
Related parties (ii)		981	-	-	981
		2,169,634	146,606	-	2,316,240

					December 31, 2022
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Cash and cash equivalents		497,826	-	-	497,826
Financial investments		18,062	-	-	18,062
Other financial instruments	10 (a)	-	7,443	-	7,443
Trade accounts receivables		53,123	170,617	-	223,740
Investments in equity instruments		-	-	7,115	7,115
Related parties (i)		2	-	-	2
		569,013	178,060	7,115	754,188

					December 31, 2022
Liabilities per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Loans and financings	14 (a)	1,578,864	90,395	-	1,669,259
Lease liabilities		5,021	-	-	5,021
Other financial instruments	10 (a)	-	31,851	-	31,851
Trade payables		413,856	-	-	413,856
Confirming payables		216,392	-	-	216,392
Use of public assets (ii)		23,263	-	-	23,263
Related parties (ii)		1,033	-	-	1,033
		2,238,429	122,246	-	2,360,675

(i) Classified as Other assets in the consolidated balance sheet.

(ii) Classified as Other liabilities in the consolidated balance sheet.

(b)	Fair value by hierarchy
				June 30, 2023
	Note	Level 1	Level 2 (ii)	Total
Assets
Other financial instruments	10 (a)	-	23,956	23,956
Trade accounts receivables		-	88,313	88,313
Investments in equity instruments (i)		8,085	-	8,085
		8,085	112,269	120,354
Liabilities
Other financial instruments	10 (a)	-	55,979	55,979
Loans and financings designated at fair value (iii)		-	90,627	90,627
		-	146,606	146,606

19 of 27

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

				December 31, 2022
	Note	Level 1	Level 2	Total
Assets
Other financial instruments	10 (a)	-	7,443	7,443
Trade accounts receivables		-	170,617	170,617
Investments in equity instruments (i)		7,115	-	7,115
		7,115	178,060	185,175
Liabilities
Other financial instruments	10 (a)	-	31,851	31,851
Loans and financings designated at fair value (ii)		-	90,395	90,395
		-	122,246	122,246

(i) To determine the fair value of the investments in equity instruments, the Company uses the share’s quotation as of the last day of the reporting period.

(ii) Loans and financings are measured at amortized cost, except for certain contracts for which the Company has elected the fair value option.

10	Other financial instruments
(a)	Composition
	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy forward contracts at FVTPL	June 30, 2023 Total
Current assets	13,582	-	4,068	17,650
Non-current assets	81	-	6,225	6,306
Current liabilities	(13,748)	(1,865)	(5,178)	(20,791)
Non-current liabilities	(146)	(19,953)	(15,089)	(35,188)
Other financial instruments, net	(231)	(21,818)	(9,974)	(32,023)

	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy forward contracts at FVTPL	December 31, 2022 Total
Current assets	7,380	-	-	7,380
Non-current assets	63	-	-	63
Current liabilities	(9,711)	(1,724)	-	(11,435)
Non-current liabilities	(307)	(20,109)	-	(20,416)
Other financial instruments, net	(2,575)	(21,833)	-	(24,408)

(i) On June 30, 2023, due to the current scenario of high energy supply the Company has a projected energy surplus based on its self-production and forward contracts with some suppliers. Consequently, recognized the fair value arising from the mark-to-market of current purchase and sale contracts until 2026, which resulted in an expense in the amount of USD 9,701. This amount was accounted for as a loss within “Other income and expenses, net” (Note 6) and will vary according to the market’s energy price. Sales of surplus energy, being traded in an active market meet the definition of financial instruments, due to the fact that they are settled in Free Contracting Environment (“ACL”) and readily convertible into cash.

20 of 27

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

(b)	Derivative financial instruments: Fair value by strategy
			June 30, 2023		December 31, 2022
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Mismatches of quotational periods
Zinc forward	ton	276,139	2,421	209,319	(2,357)
2,421				(2,357)
Sales of zinc at a fixed price
Zinc forward	ton	14,050	(2,054)	8,297	74
(2,054)				74
Interest rate risk
IPCA vs. CDI	BRL	226,880	(598)	226,880	(292)
	(598)			(292)
(231)				(2,575)

(c)	Derivative financial instruments: Changes in fair value – At the end of each period

Strategy	Inventory	Cost of sales	Net revenues	Other income and expenses, net	Net financial results	Other comprehensive income	Realized (loss) gain
Mismatches of quotational periods	-	34,837	(11,215)	(1,030)	-	909	18,723
Sales of zinc at a fixed price	-	-	(4,952)	-	-	-	(2,824)
Interest rate risk – IPCA vs. CDI	-	-	-	-	(212)	-	95
June 30, 2023	-	34,837	(16,167)	(1,030)	(212)	909	15,994
June 30, 2022	783	13,677	2,760	(335)	816	(5,078)	(1,778)

(d)	Energy forward contracts
			June 30, 2023		December 31, 2022
	Per Unit	Notional	Fair value	Notional	Fair value
Energy contract	Megawatts	423,418	(9,974)	-	-
(9,974)				-

(e)	Offtake agreement measured at FVTPL: Changes in fair value

	June 30, 2023	June 30, 2022	Notional June 30, 2023	Notional June 30, 2022
Balance at the beginning of the period	21,833	46,100	30,810	30,810
Changes in fair value	(15)	(8,793)	-	-
Deliveries of copper concentrates (ii)	-	-	(927)	-
Balance at the end of the period	21,818	37,307	29,883	30,810

(i) On January 25, 2022, the Company signed an offtake agreement with an Offtaker to sell 100% of the copper concentrate produced by Aripuanã for a 5-year period, up to a specified volume, at the lower of current market prices or a price cap.

(ii) In June 2023, the Company began with the deliveries of copper concentrates in relation to the offtake agreement mentioned above. Given that the current copper price is lower than the price cap, there was no market-to-market impact.

21 of 27

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

11	Inventory
(a)	Composition
	June 30, 2023	December 31, 2022
Finished products	120,586	142,935
Semi-finished products (i)	129,131	163,805
Raw materials	68,791	68,497
Auxiliary materials and consumables	127,279	115,562
Inventory provisions (ii)	(70,684)	(95,602)
	375,103	395,197

(i) Semi-finished products decreased in the six-month period ended on June 30, 2023, mainly due to lower ore stockpile volume in Aripuanã given the higher stockpile consumption in Aripuanã's plant.

(ii) Inventory provisions decreased in the six-month period ended on June 30, 2023, due to the reversal of a portion of the net realizable value provision of Aripuanã’s ore stockpile and produced concentrates in the total amount of USD 33,278 (including depreciation of USD 7,471).

22 of 27

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

12	Property, plant and equipment
(a)	Changes in the six-month period ended on June 30
							2023	2022
	Dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligations	Mining projects (i)	Other	Total	Total
Balance at the beginning of the period
Cost	1,512,360	2,636,582	521,191	200,665	221,077	44,052	5,135,927	4,678,973
Accumulated depreciation and impairment	(671,028)	(1,870,697)	(65,386)	(125,118)	(92,652)	(15,771)	(2,840,652)	(2,591,243)
Balance at the beginning of the period	841,332	765,885	455,805	75,547	128,425	28,281	2,295,275	2,087,730
Additions	-	356	116,105	-	-	44	116,505	197,461
Disposals and write-offs	-	(195)	(1,115)	-	-	(45)	(1,355)	(375)
Depreciation	(43,245)	(59,463)	-	(2,510)	(706)	(765)	(106,689)	(93,154)
Impairment loss of long-lived assets - note 16	(11,732)	(23,919)	(12,541)	(6,692)	-	(2,276)	(57,160)	-
Foreign exchange effects	50,661	45,783	19,210	4,807	1,657	1,627	123,745	80,484
Transfers	41,618	95,386	(138,882)	-	3	1,293	(582)	(44)
Remeasurement	-	-	-	1,227	-	-	1,227	(39,748)
Balance at the end of the period	878,634	823,833	438,582	72,379	129,379	28,159	2,370,966	2,232,354
Cost	1,612,797	2,808,545	517,866	208,934	222,867	44,716	5,415,725	4,940,104
Accumulated depreciation and impairment	(734,163)	(1,984,712)	(79,284)	(136,555)	(93,488)	(16,557)	(3,044,759)	(2,707,750)
Balance at the end of the period	878,634	823,833	438,582	72,379	129,379	28,159	2,370,966	2,232,354

Average annual depreciation rates %	4	9	-	UoP	UoP

(i) Only the amounts related to the operating unit Atacocha and Aripuanã are being depreciated under the units of production (“UoP”) method. The other balances of mining projects will be amortized once their development stage finishes, and the projects operation starts.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

13	Intangible assets
(a)	Changes in the six-month period ended on June 30
				June 30, 2023	June 30, 2022
	Goodwill	Rights to use natural resources	Other	Total	Total
Balance at the beginning of the period
Cost	611,909	1,855,014	65,026	2,531,949	2,537,627
Accumulated amortization and impairment	(267,342)	(1,207,596)	(40,084)	(1,515,022)	(1,480,856)
Balance at the beginning of the period	344,567	647,418	24,942	1,016,927	1,056,771
Additions	-	-	85	85	46,293
Disposals and write-offs	-	(297)	-	(297)	-
Amortization	-	(34,106)	(1,526)	(35,632)	(42,012)
Impairment (loss) reversal of long-lived assets – note 16	-	-	(27)	(27)	-
Foreign exchange effects	247	3,695	1,911	5,853	4,910
Transfers	-	-	697	697	44
Balance at the end of the period	344,814	616,710	26,082	987,606	1,066,006
Cost	612,156	1,859,371	69,437	2,540,964	2,592,098
Accumulated amortization and impairment	(267,342)	(1,242,661)	(43,355)	(1,553,358)	(1,526,092)
Balance at the end of the period	344,814	616,710	26,082	987,606	1,066,006

Average annual depreciation rates %	-	UoP	-

14	Loans and financings
(a)	Composition
					Total		Fair value
				June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Type	Average interest rate	Current	Non-current	Total	Total	Total	Total
Eurobonds – USD	Pré USD 5.84%	18,430	1,192,886	1,211,316	1,210,483	1,148,211	1,162,741
BNDES	TJLP + 2.82 % SELIC + 3.10 % TLP - IPCA + 5.46%	28,505	193,523	222,028	216,316	179,646	183,452
Export credit notes	LIBOR + 1.54% 134.20% CDI SOFR + 2,5%	6,217	231,270	237,487	232,790	233,739	227,201
Other		109	9,911	10,020	9,670	7,372	7,058
		53,261	1,627,590	1,680,851	1,669,259	1,568,968	1,580,452

(b)	Changes in the six-month period ended on June 30
	June 30, 2023	June 30, 2022
Balance at the beginning of the period	1,669,259	1,699,315
New loans and financings	-	90,000
Payments of loans and financings	(12,829)	(9,748)
Bonds repurchase	-	(128,470)
Foreign exchange effects	24,013	19,608
Changes in fair value of financing liabilities related to changes in the Company´s own credit risk	(70)	(2,533)
Changes in fair value of loans and financings – note 7	215	619
Interest accrual	58,139	59,413
Interest paid on loans and financings	(59,048)	(59,152)
Amortization of debt issue costs	1,172	1,284
Balance at the end of the period	1,680,851	1,670,336

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

(c)	Maturity profile
							June 30, 2023
	2023	2024	2025	2026	2027	As from 2028	Total
Eurobonds – USD (i)	19,461	(2,115)	(2,219)	(2,290)	698,560	499,919	1,211,316
BNDES	14,610	27,391	26,201	23,293	14,567	115,966	222,028
Export credit notes	5,940	89,166	52,382	-	89,999	-	237,487
Other	114	107	1,399	1,399	1,399	5,602	10,020
	40,125	114,549	77,763	22,402	804,525	621,487	1,680,851

(i)The negative balances refer to related funding costs (fee) amortization.

(d)	Guarantees and covenants

The Company has loans and financings that are subject to certain financial covenants at the consolidated level, such as: (i) leverage ratio; (ii) capitalization ratio; and (iii) debt service coverage ratio. When applicable, these compliance obligations are standardized for all debt agreements. No changes to the contractual guarantees occurred in the period ended on June 30, 2023.

As of June 30, 2023, the Company was in compliance with all its financial covenants, as well as with other qualitative covenants.

15	Asset retirement and environmental obligations
(a)	Changes in the six-month period ended on June 30
			June 30, 2023	June 30, 2022
	Asset retirement obligations	Environmental obligations	Total	Total
Balance at the beginning of the year	219,923	46,396	266,319	264,151
Additions (ii)	-	1,842	1,842	15,702
Payments	(1,877)	(2,010)	(3,887)	(12,144)
Foreign exchange effects	8,282	3,940	12,222	8,508
Interest accrual – note 7	10,834	2,048	12,882	11,231
Remeasurement - discount rate (i) / (ii)	(1,667)	1,755	88	(45,463)
Balance at the end of the year	235,495	53,971	289,466	241,985
Current liabilities	21,707	9,127	30,834	30,735
Non-current liabilities	213,788	44,844	258,632	211,250

(i) As of June 30, 2023, the credit risk-adjusted rate used for Peru was between 12.05% and 12.21% (December 31, 2022: 10.92% and 12.04%) and for Brazil was between 7.80% and 11.11% (December 31, 2023: 8.22% and 8.61%). As of June 30, 2022, the credit risk-adjusted rate used for Peru was between 8.52% and 12.06% (December 31, 2021: 3.54% and 7.28%) and for Brazil was between 8.49% and 11.25% (December 31, 2021: 7.68% and 8.67%).

(ii) The change in the period ended on June 30, 2023, was mainly due to the timing of the expected disbursements on decommissioning obligations in certain operations, in accordance with updates in their asset retirement and environmental obligations studies, and the increase in the discount rates, as described above. In this way, asset retirement obligations for operational assets, increased in an amount of USD 1,227 (June 30, 2022: decrease of USD 24,046) as shown in note 12; and asset retirement for non-operational assets and environmental obligations expense in USD 703 (June 30, 2022: gain of USD 5,715) as shown in note 6.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

16	Impairment of long-lived assets

Impairment test analysis

In accordance with NEXA’s accounting policy, the Company evaluates, at each reporting date, whether there are indications that the carrying amount of an asset or cash generation unit (CGU) may not be recovered, or an impairment previously recorded should be reversed.

In 2Q23, NEXA’s management continued to analyze the operational optimization and strategic alternatives for the Três Marias System (STM), a CGU formed by the combined operations of the Três Marias smelter and the Vazante and Morro mines. Based on the current and projected macroeconomic and price scenarios, as well as on possible future operational scenarios for the STM, management concluded that the implied value of processing zinc concentrate from Morro Agudo in the Três Marias smelter could no longer continue to be recognized.

As a result, the company concluded that there could be scenarios without the need to consider the two operations in an integrated manner, and thus, the CGU of the STM was split in two: (i) the STM CGU (comprising the Três Marias smelter and the Vazante mine) and (ii) the Morro Agudo CGU (comprised of Morro Agudo mine and Bonsucesso greenfield). After this change, an impairment test was triggered for both CGUs.

The impairment assessment resulted in the recognition of an impairment loss of USD 57,702 in the Morro Agudo CGU as of June 30, 2023. In addition to this economic impairment, the Company recognized a net reversal of impairment of other non-relevant individual assets in the amount of USD 515. As a result, a net impairment loss of USD 57,187 (after tax USD 37,705) was recorded for the second quarter of 2023.

For the six-month period ended June 30, 2022, the Company performed its quarterly impairment review, and did not identify any additional impairment indicators for the period and thus no additional provision for impairment was recognized.

(a)	Key assumptions used in impairment test

The recoverable amounts for each CGU were determined based on the FVLCD method, which were higher than those determined based on the VIU method.

The Company identified long-term metal prices, discount rate and LOM as key assumptions for the recoverable amounts determination, due to the material impact such assumptions may cause on the recoverable value. Part of these assumptions are summarized below:

	2023	2022
Long-term zinc price (USD/t)	2,787	2,787
Discount rate (Brasil)	8.02%	8.03%
Brownfield projects - LOM (years)	From 4 to 14	From 5 to 15

26 of 27

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

(b)	Impairment loss – Morro Agudo CGU

As mentioned above, an impairment loss was identified at the CGU level, not being directly related to a single asset. Then, the loss was allocated to the following assets:

	Carrying amount prior to impairment	Impairment	Carrying amount after impairment
Property, plant and equipment	57,675	(57,675)	-
Intangible assets	27	(27)	-
	57,702	(57,702)	-
(c)	Impairment results – Other tested CGU

The Company estimated the amount by which the value assigned to the key assumptions must change in order for the assessed CGU recoverable amount, which was not impaired, to be equal to its carrying amount:

CGU	Excess over recoverable amount	Decrease in Long term Zinc (USD/t)		Increase in WACC
		Change	Price	Change	Rate
Três Marias System	182,427	(7.31%)	2,583	88.95%	15.16%

17	Events after the reporting period

At the end of June 2023, the operations at the Atacocha San Gerardo open pit mine were temporarily suspended due to protest activities by local communities, as mentioned in note 5.

Since then, the Company has been negotiating with the communities of Atacocha, with the support of government authorities, and on July 26, 2023, the illegal protest activities were ceased. The Company is currently taking the necessary measures to resume operations at the Atacocha mine in the following days.

*.*.*

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